

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 29, 2010

via U.S. mail and facsimile

Neal D. Crispin, Chief Executive Officer
AeroCentury Corp.
1440 Chapin Avenue, Suite 310
Burlingame, California 94010

>   **RE: AeroCentury Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 1-13387**

Dear Mr. Crispin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1. Please note that you should not start checking the cover page box relating to Interactive Data File compliance until you are required to submit those files. Please refer to Question 105.04 of our Compliance and Disclosure Interpretations for Interactive Data, which are available on our website.

2. The aggregate market value of the voting and non-voting common equity held by non-affiliates should be computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity,

as of the last business day of your most recently completed second fiscal quarter. With a view toward future disclosure, please tell us the aggregate market value of your voting and non-voting common equity held by non-affiliates as of June 30, 2009, and prepare your disclosure for future filings accordingly. Please refer to the instructions on the cover page of Form 10-K.

Item 1. Business, page 1
Business, page 2

3. In future filings, please revise your disclosure to clarify that your officers are officers of JMC.

Item 7. Management's Discussion and Analysis . . . , page 6
Overview, page 6

4. We note your reference to triple net operating leases in the first paragraph. In future filings, please disclose how you define triple net operating leases.

Outlook, page 11
General, page 11

5. We note your discussion of your agreements to payment deferrals with several of your lessees. With a view toward future disclosure, please tell us whether any of these lessees are some of your five significant customers referenced on page 4 of this report. In addition, in future filings, to the extent it is material to your business and financial condition, please discuss whether such deferrals, in addition to aircraft returns due to financial difficulties experienced by your lessees, constitute emerging trends in your business and discuss the impact of these trends on your business generally and your liquidity specifically.

General Economic Conditions and Lowered Demand for Travel, page 12

6. In the third paragraph, we note your reference to "key regions in which the Company leases aircraft." In future filings, please identify which geographic regions you consider key.

Credit Facility Obligations, page 12

7. You state, "Assets that come off lease and remain off-lease for a period of time, as well as assets with lease payments more than 30 days past due may reduce the borrowing base." With a view toward future disclosure, please tell us how long an asset may remain off lease before the borrowing base is reduced. In this regard, we note your statement on page 7 that some assets were off lease for all of

2009. Additionally, please tell us whether the deferral arrangements discussed on page 11 affect the borrowing base.

Casualties, Insurance Coverage, page 14

8. We note your statements that your leases generally require lessees to insure against likely risks and that inadequate or no insurance coverage could result in potential claims directly against the company. With a view toward future disclosure, please tell us whether the company has any controls or procedures in place to ensure that lessees are obtaining the required insurance coverage.

Item 15. Exhibits, page 36

9. In future filings, please note that no document on file with the Securities and Exchange Commission for more than five years may be incorporated by reference except (i) documents contained in registration statements so long as the registrant has a reporting requirement with the Commission or (ii) documents that the registrant specifically identifies by physical location by SEC file number reference, provided such materials have not been disposed of by the Commission pursuant to its Records Control Schedule. In this regard, we note that Exhibits 3.3, 10.1, and 10.2 have all been on file with the Commission for more than five years. Therefore, to be incorporated by reference, in future filings you should specifically identify their physical location by SEC file number reference. Refer to Item 10(d) of Regulation S-K.

Exhibits 31.1 and 31.2

10. In future filings, please note that these certifications should be presented exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, you should not replace the word "registrant" with "small business issuer."

Definitive Proxy Statement on Schedule 14A

Information Regarding the Company's Directors and Officers, page 6
Current Board of Directors, page 6

11. You state that Ms. Toni M. Perazzo has held positions with JMC since 1994. However, you state on page 3 that Mr. Neal D. Crispin has served in certain positions with JMC since its founding in 1997. Please reconcile these disclosures in future filings.

Executive Compensation, page 10

12. We note your statement in the first paragraph concerning Mr. Crispin's sole discretion to determine bonus payments. With a view toward future disclosure, please tell us whether Mr. Crispin would have sole discretion in determining his own bonus payments.

13. With a view toward future disclosure, please tell us why Mr. Crispin received $1 in salary and Ms. Perazzo received $315,000 in salary. Additionally, please tell us the nature of the success-based fee referenced in footnote (1) to the Summary Compensation Table. Refer to Item 402(o) of Regulation S-K.

14. We note your disclosure in footnote (1) that JMC paid $210,000 to an affiliate of Mr. Crispin. In the future, please include Regulation S-K Item 404 information regarding this transaction in your discussion of related party transactions. Please show us supplementally what this disclosure would have looked like for 2009.

Security Ownership of Certain Beneficial Owners and Management, page 11

15. In future filings, please revise your footnote disclosure to the table to clarify, if true, that Mr. Crispin and Ms. Perazzo are deemed to be the beneficial owners of each other's holdings.

16. In footnotes (4), (5), and (6), we note your references to a wholly owned subsidiary of JetFleet Holding Corp. and a trust. In future filings, please identify the wholly owned subsidiary and the trust by name.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 6. Exhibits, page 22

17. Please tell us why you did not file or incorporate by reference the amendments to the Credit Facility, the agreement for the New Credit Facility, the Subordination and Intercreditor Agreement, or the Management Fee Subordination Agreement as exhibits to your quarterly reports. Refer to Item 601(b)(10) of Regulation S-K. This comment also applies to your quarterly report on Form 10-Q for the period ended June 30, 2010.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

General

18. We note that you did not include page numbers in the version of the report filed on EDGAR. In future filings, please include page numbers in your filings.

Item 2. Management's Discussion and Analysis Liquidity and Capital Resources

(a) Credit Facility and New Credit Facility

19. In future filings, please disclose the amount available under your credit facility.
In addition, please disclose the material terms and conditions of the credit facility,
particularly any covenants that restrict your ability to borrow or otherwise limit
your freedom of action (i.e., negative covenants).

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3746 or, Dieter King,
Staff Attorney, at (202) 551-3748 or, the undersigned Accounting Branch Chief at (202)
551-3355 if you have questions regarding comments on the financial statements and
related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief